UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2022

Commission File Number: 001-39131

LIMINAL BIOSCIENCES INC.

(Translation of registrant’s name into English)

440 Armand-Frappier Boulevard, Suite 300

Laval, Québec

H7V 4B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report are hereby expressly incorporated by reference into the registrant’s registration statements on Form F-3 (File nos. 333-251055, 333-245703 and 333-251065) filed with the Securities and Exchange Commission on December 1, 2020, December 2, 2020 and December 2, 2020, respectively, and the registration statement on Form S-8 (File no. 333-235692) filed with the Securities and Exchange Commission on December 23, 2019.

Liminal announced today that it has repaid its debt of $39.1 million to Structured Alpha L.P., which represents the total amount outstanding under its consolidated loan agreement, dated April 27, 2017, as amended (the “Loan Agreement”), including pursuant to the secured line of credit. The repayment terminates the Loan Agreement, certain warrant obligations under the Loan Agreement and the royalty stream purchase agreement dated May 1, 2018, and releases Liminal from all covenants contained therein. All security interests, hypothecs, charges and other liens granted by Liminal and its affiliates over their assets, including intellectual property, pursuant to the Loan Agreement and related documents, have been released and will be discharged in full.

The repayment was funded with cash generated from the sale of a pediatric review voucher and the divestment of Liminal’s plasma-derived therapeutics business that took place in 2021. No premiums or penalties were required in connection with the repayment.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, dated February 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liminal BioSciences Inc.

Date: February 16, 2022	By:	/s/ Bruce Pritchard
		Name	Bruce Pritchard
		Title:	Chief Executive Officer